Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

December 8, 2011

among

BLUE COAT SYSTEMS, INC.,

PROJECT BARBOUR HOLDINGS CORPORATION

and

PROJECT BARBOUR MERGER CORP.

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

i

ii

Exhibit A – Form of Amended and Restated Certificate of Incorporation of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 8, 2011 among Blue Coat Systems, Inc., a Delaware corporation (the “Company”), Project Barbour Holdings Corporation, a Delaware corporation (“Parent”), and Project Barbour Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have adopted and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the parties listed on Annex I hereto (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Subsidiary under this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or bona fide inquiry of any Third Party relating to, or any Third Party bona fide indication of interest in, (i) any acquisition or purchase, direct or indirect, of assets equal to 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable or 20% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable or (iv) any other transaction the consummation of which would reasonably be expected to interfere with or prevent the Merger.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of July 31, 2011 and the notes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means October 31, 2011.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Financial Advisor” means Goldman, Sachs & Co.

“Company Owned IP” means any and all Intellectual Property that is owned, or purported to be owned, by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Products” means each product sold by the Company or any of its Subsidiaries as of the date hereof, other than any finished products purchased by the Company or any of its Subsidiaries for resale.

“Company Registered IP” means all of the Registered IP owned, or purported to be owned, by the Company or any of its Subsidiaries.

“Company Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Stock Plans” means each plan or non-plan award agreement pursuant to which equity awards have been granted to employees or other service providers of the Company other than the ESPP.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2011.

“Company Warrant” means each unexercised warrant issued by the Company on June 2, 2008 and outstanding immediately prior to the Effective Time to purchase shares of Company Stock from the Company at an exercise price of $20.76 per share of Company Stock.

“Confidentiality Agreement” means the letter agreement between Thoma Bravo, LLC and the Company dated September 21, 2011.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Convertible Senior Notes” means (i) the $39,458,000 Senior Convertible Note issued by the Company to Francisco Partners II, L.P. maturing on June 2, 2013, (ii) the $542,000 Senior Convertible Note issued by the Company to Francisco Partners Parallel Fund II, L.P. maturing on June 2, 2013 and (iii) the $40,000,000 Senior Convertible Note issued by the Company to Manchester Securities Corp. maturing on June 2, 2013.

“Delaware Law” means the Delaware General Corporations Law.

“Environmental Laws” means any Applicable Laws relating to pollution or protection of the environment or, as it relates to exposure to hazardous or toxic substances, human health and safety.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of or the occupation of the real property of the Company or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would at any relevant time be treated as a single employer under Section 414 of the Code.

“ESPP” means the Company’s Amended and Restated Employee Stock Purchase Plan.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, state, local or municipal governmental, regulatory, quasi-governmental or administrative authority, department, commission, court, tribunal, judicial body, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, waste or material, or any other substance, waste or material that in relevant form and concentration is regulated under or forms the basis for liability or standards of conduct under any Environmental Law, including petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (v) arising from cash/book overdrafts, (vi) under conditional sale or other title retention agreements, (vii) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum liabilities of such person under any “Off Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act); and (d) all liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.

“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, reexaminations, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), invention disclosures, trade secrets, know how, business methods, technical data and customer lists, tangible or intangible proprietary information; (iii) all software, computer programs, operating systems, interfaces, firmware and modules (in both source code and object code form), and all data and databases (“Software”), (iv) all works of authorship, copyrights, mask works and database compilation, copyrights registrations and applications therefor throughout the world; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all trade names, logos, slogans, trade dress, corporate names and other indicia of source, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (viii) all Web addresses, sites and domain names and numbers and any registrations therefor.

“International Plan” means any Employee Plan that is or was maintained primarily for the benefit of workers based outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers; provided, however, that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marketing Period” means first period of 15 consecutive Business Days during and at the end of which (i) Parent shall have the Required Information and (ii) the conditions set forth in Section 9.01 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.02 to fail to be satisfied assuming Closing were to be scheduled for any time during such 15 Business Day period; provided that if all of the conditions set forth in the foregoing clauses (i) and (ii) have been satisfied, except that the condition set forth in Section 9.01(a) has not been satisfied because the Company Stockholder Meeting has not yet been held, then, unless a bona fide Acquisition Proposal has been made and remains outstanding, the Marketing Period shall commence on the date that is fifteen Business Days prior to the date of the Company Stockholder Meeting; provided, further, that the Marketing Period shall commence no earlier than January 3, 2012.

“Material Adverse Effect” means, with respect to any Person, any condition, event, change, occurrence, state of facts or effect that has had, or would be reasonably expected to have, a materially adverse effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (C) geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters, (D) changes in Applicable Law or GAAP or governmental interpretations thereof, (E) the failure, in and of itself, of such Person to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such Person or the credit rating of such Person (it being understood that the underlying facts giving rise or contributing to such failure or change may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (F) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including (x) any suit, action or proceeding relating to the transactions contemplated by this Agreement or (y) any loss or change in relationship with any customer, supplier, vendor or other business partner of such Person or any other disruption to the business of such Person, in each case, resulting from the announcement, pendency or consummation of the transactions contemplated by this Agreement), and (G) if such Person is the Company, (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or (2) the failure by the Company or any of its Subsidiaries to take any action if that action is prohibited by this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor, except, in the case of clause (A), (B), (C) or (D), to the extent such changes have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate, or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Nasdaq” means The Nasdaq Stock Market.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Open Source Software” means (i) any Software that may require as a condition of use, modification or distribution that such Software or other Software incorporated into, linked with, derived from, based upon or distributed with such Software: (A) be disclosed, licensed or distributed in source code form, (B) be licensed for the purpose of making derivative works, and/or (C) be redistributable at no charge, and (ii) without limiting the foregoing, Software licensed or distributed under any of the following licenses or distribution models, or licenses or distributions models similar to any of the following: GNU General Public License (GPL), Lesser/Library General Public License (LGPL), Eclipse Public License, Common Public License (CPL), Mozilla Public License, Apache Software License, and BSD License.

“OSS Modifications” means any modifications or derivatives of Open Source Software made by or on behalf of the Company or its Subsidiaries.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business and that are not due and payable or that are being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection which would not reasonably be expected, to individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company or its Subsidiaries as currently conducted, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto which would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company or its Subsidiaries as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and (vii) Liens (other than Liens securing indebtedness for borrowed money), easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts; provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.

“Registered IP” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks and intent-to-use applications for trademarks or service marks; (iii) registered copyrights and applications for copyright registration; and (iv) domain name registrations and Internet number assignments.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means (i) any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount and any liability for any of the foregoing as transferee and (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Third Party Software” means any Software (including open source software) that is (i) not solely owned by the Company or one of its Subsidiaries and (ii) incorporated in, distributed with, or required, necessary or depended upon for the use of, any Company Product. Third Party Software includes Software that is provided to Company’s end-users in any manner, whether for free or for a fee, whether distributed or hosted, and whether embedded or incorporated in or or bundled with any Company Product or on a standalone basis.

“US Plan” means any Employee Plan that is not an International Plan.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
Adverse Recommendation Change	6.03
Agreement	Preamble
Alternative Acquisition Agreement	6.03
Alternative Financing Commitments	5.06
Certificates	2.04
Closing	2.01
Commitment Parties	5.06
Company	Preamble
Company Board Recommendation	4.02
Company Employees	7.04
Company Preferred Stock	4.05
Company Related Parties	11.04
Company Restricted Share	2.06
Company RSU	2.06
Company RSU Merger Consideration	2.06
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.06
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Debt Commitment Letters	5.06
Debt Financing	5.06

Term	Section
Dissenting Shares	2.05
D&O Insurance	7.03
Effective Time	2.01
Employee Plan	4.17
End Date	10.01
Equity Commitment Letter	5.06
Equity Financing	5.06
Exchange Agent	2.04
Final Offering	2.05
Financing	5.06
Financing Commitment Letters	5.06
Financing Sources	5.06
Foreign Antitrust Laws	4.03
Funding Parties	6.05
Guarantor	Preamble
Guaranty	Preamble
Headcount Plan	6.01
Indemnified Person	7.03
Insurance Policies	4.19
Intervening Event	6.03
In-the-Money Company Stock Option	2.06
In-the-Money Company Stock Option Merger Consideration	2.06
Lease	4.14
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.20
Maximum Tail Premium	7.03
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.17
Option Exercise Price	2.06
Parent	Preamble
Parent Related Parties	11.04
Parent Termination Fee	11.04
Proceeding	4.13
Proxy Statement	4.09
Recent SEC Reports	Article 4
Record Date	6.02
Representatives	6.03
Required Information	6.05
SEC Clearance Date	8.02
Software	1.01
Solvent	5.08

Term	Section
Superior Proposal	6.03
Surviving Corporation	2.01
Uncertificated Shares	2.04
Warrant Consideration	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on any schedules hereto must indicate whether such agreement or contract has been amended, modified or supplemented. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 N. LaSalle Drive, Chicago, Illinois

60654, on the later of (i) two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, and (ii) the earlier to occur of (A) during the Marketing Period, on a date specified by Parent on three (3) Business Days written notice to the Company and (B) the first Business Day immediately following the final day of the Marketing Period, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed to by the Company and Parent and as specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) except as otherwise provided in Section 2.02(b) or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time (including any Company Stock issued upon the exercise or conversion of any Company Warrant or Company Convertible Notes for or into Company Stock by the holder thereof prior to the Effective Time) shall be cancelled and converted into the right to receive $25.81 in cash, without interest (the “Merger Consideration”);

(b) each share of Company Stock held by the Company as treasury stock or owned by Parent, Merger Subsidiary or any Subsidiary of the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Company Warrants. At the Effective Time, each Company Warrant outstanding at the Effective Time shall be canceled and extinguished, and each holder thereof shall cease to have any rights with respect thereto, other than the right to receive, in respect of each share of Company Stock that would be obtainable upon exercise of such Company Warrant as of immediately prior to the Effective Time, an amount equal to $5.05 in cash, without interest (the “Warrant Consideration”). Each holder of a Company Warrant shall be deemed to be a third party beneficiary of this Agreement with respect to its right to receive the Warrant Consideration pursuant to this Article 2.

Section 2.04. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”) and exchanging the Warrant Consideration for each share of Company Stock subject to the Company Warrants. At or prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares and the Warrant Consideration to be paid in respect of the Company Warrants (but not, for the avoidance of doubt, the In-the-Money Company Stock Option Merger Consideration or the Company RSU Merger Consideration to be paid in respect of In-the-Money Company Stock Options and Company RSUs, respectively). All cash deposited with the Exchange Agent may not be used for any purpose not provided in this Agreement, or as otherwise agreed by the Company and Parent before the Effective Time. Any income from investment of the Exchange Fund will be payable to the Surviving Corporation. Promptly after the Effective Time (but in no event later than five Business Days after the Effective Time), Parent shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time (other than the Company, Parent, Merger Subsidiary, any Subsidiary of the Company or Parent, or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of appraisal) a letter of transmittal, in form and substance reasonably acceptable to the Surviving Corporation, and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest or dividends will be paid or accrue on any Merger Consideration payable to holders of Certificates or Uncertificated Shares.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay in advance to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Promptly after the Effective Time, Parent shall cause the Exchange Agent to pay to each holder of a Company Warrant as of immediately prior to the Effective Time the Warrant Consideration for each share of Company Common Stock subject to such Company Warrant, payable to such holder pursuant to Section 2.03 in accordance with joint written instructions provided by the Company and the holder of such Company Warrant to the Exchange Agent.

(e) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock or transfers of Company Warrants. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2. If, after the Effective Time, Company Warrants are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Warrant Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.04(a) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 2.05. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 2.02(b) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Delaware Law (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Delaware Law; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Delaware Law, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such

Uncertificated Share, as the case may be, in compliance with Section 2.03. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity and right to participate in and control all negotiations and proceedings with respect to such demands under Delaware Law consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Company or of a stockholder of Parent.

Section 2.06. Company Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase shares of Company Stock outstanding under any Company Stock Plan (a “Company Stock Option”) that has an exercise price per share of Company Stock underlying such Company Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, shall be canceled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (B) the number of shares of Company Stock subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Merger Consideration”). Parent shall cause the Surviving Corporation to pay the In-the-Money Company Stock Option Merger Consideration, without interest thereon, at or reasonably promptly after the Effective Time (but in no event later than five Business Days after the Effective Time). At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be cancelled without any consideration therefor.

(b) Immediately prior to the Effective Time, each share of Company Stock granted subject to vesting or other lapse restrictions under any Company Stock Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by holders of Company Stock generally.

(c) At or immediately prior to the Effective Time, each restricted share unit with respect to shares of Company Stock granted under a Company Stock Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive (i) an amount in cash equal to (A) the number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration (such amount, the “Company RSU Merger Consideration”). Parent shall cause the Surviving Corporation to pay the Company RSU Merger Consideration, without interest thereon, at or reasonably promptly after the Effective Time (but in no event later than five Business Days after the Effective Time).

(d) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 2.06. The Company shall provide that, following the Effective Time, no holder of any Company Stock Option, Company Restricted Share or Company RSU shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof.

(e) The holders of Company Stock Options, Company Restricted Shares and Company RSUs shall have the right to enforce, and shall be beneficiaries with respect to, the provisions of this Section 2.06.

(f) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the offering period in progress as of the date of this Agreement (the “Final Offering”) shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Offering commenced, or (y) to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement; (iii) the Final Offering shall end on the earlier to occur of February 29, 2012, and a date that is five (5) Business Days prior to the Effective Time; (iv) all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from the Company whole shares of Company Stock at the applicable price determined under the terms of the ESPP; and (v) no further offering periods shall start or rights shall be granted or exercised under the ESPP thereafter; and (vi) the ESPP shall terminate immediately following the end of the Final Offering and. All shares of Company Stock purchased in the Final Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Stock, Company Warrants, Company Stock Options, Company Restricted Shares or Company RSUs, as applicable, in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery by such Person of a written indemnity agreement in form and substance reasonably acceptable to Parent and the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as set forth in the Company Disclosure Schedule or as otherwise described in the Company SEC Documents (other than (x) any disclosures contained or referenced therein under the captions “Risk Factors”, “Forward-Looking Statements”, “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein that are predictive, cautionary or forward-looking in nature, and (y) any exhibits or other documents appended thereto) filed on or after April 30, 2011 and prior to the date of this Agreement (the “Recent SEC Reports”) (it being understood that any matter disclosed in any Recent SEC Report shall be deemed to be disclosed in a section of the Company Disclosure Schedule and to qualify the Company’s representations and warranties hereunder only to the extent that it is reasonably apparent from such disclosure in such Recent SEC Report that such disclosure is applicable to such section of the Company Disclosure Schedule), the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power. (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Complete and correct copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement, are included or incorporated by reference in the Company SEC Documents.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, and (iii) resolved, subject to Section 6.03, to recommend approval of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and competition, merger control, antitrust or similar Applicable Law of any jurisdiction outside of the United States (“Foreign Antitrust Laws”), (c) compliance with any applicable requirements of the 1933 Act, 1934 Act and any other applicable state or federal securities laws, (d) compliance with any applicable rules of Nasdaq, and (e) any additional actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Stock and 9,958,000 shares of preferred stock, $0.0001 par value per share, of the Company (“Company Preferred Stock”). As of December 7, 2011, there were (i) 42,827,805 shares of Company Stock outstanding (which number includes all outstanding Company Restricted Shares), (ii) an aggregate of 3,880,219 shares of Company Stock subject to outstanding Company Stock Options, (iii) an aggregate of 1,565,471 shares of Company Stock subject to outstanding Company RSUs, (iv) an aggregate of 3,853,565 shares of Company Stock subject to outstanding Convertible Senior Notes, (v) an aggregate of 385,356 shares of Company Stock subject to outstanding Company Warrants, (vi) no shares of Company Preferred Stock outstanding and (vii) zero shares of Company Stock held by the Company as treasury shares. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid.

(b) Except as set forth in this Section 4.05 and for changes since December 7, 2011 resulting from the exercise of Company Stock Options or settlement of Company RSUs outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d) Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries and marketable securities purchased by the Company in the ordinary course of business, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company since May 1, 2010 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(f) Since May 1, 2010, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since May 1, 2010.

(g) Since May 1, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated quarterly financial statements (in each case, including the related notes) of the Company included or incorporated by reference in the Company SEC Documents in all material respects (i) have been prepared in conformity with GAAP applied on a consistent basis for the periods then ended (except as may be indicated in the notes thereto) and (ii) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited quarterly financial statements with respect to clause (i) or (ii), as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end audit adjustments).

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and (ii) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), 6.01(b)(ii), 6.01(e), 6.01(h), 6.01(l) or, to the extent applicable to such Sections, 6.01(q).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. (a) The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries (including against any of the Company Owned IP where any of the foregoing restricts the use, validity or enforceability thereof) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding (each a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

Section 4.15. Intellectual Property. (a) The Company and its Subsidiaries own or otherwise hold the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such Intellectual Property which the failure by the Company or any of its Subsidiaries to own or otherwise hold the right to use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (the “Necessary IP”), free and clear of any Liens (other than Permitted Liens).

(b) As of the date of this Agreement, there are no legal disputes or claims pending or, to the knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries, or (ii) challenging the scope, ownership, validity, or enforceability of any Intellectual Property owned by the Company or any of its Subsidiaries (the “Company Owned IP”) or of the Company and its Subsidiaries’ right to use any Necessary IP, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, none of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Section 4.15(c) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material Company Registered IP. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain and protect the Company Registered IP and (ii) to the knowledge of the Company, none of the Registered IP owned by or in te case of pending applications, filed by or on behalf of the Company and its Subsidiaries (the “Company Registered IP”) has been adjudged invalid or unenforceable in whole or part.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Necessary IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality.

(e) The Company and its Subsidiaries have obtained from all parties (including Employees and current or former consultants and subcontractors) who have created any material portion of, or otherwise who would have any rights in or to, any material Company Owned IP, written assignments of any such work, invention, improvement or other rights to the Company and its Subsidiaries.

(f) Section 4.15(f) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material Third Party Software sold with, incorporated into or distributed in connection with any Company Product.

(g) Neither the Company nor any of its Subsidiaries uses or has used Open Source Software or any OSS Modifications (including the Open Source Software listed in Section 4.15(f) of the Company Disclosure Schedule) in a manner that (i) would grant or purport to grant to any Person any rights to or immunities under any Company Owned IP, or (ii) would require the Company to disclose or distribute the source code to any Company Products, to license the source code to any Company Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any Company Products at no or minimal charge. As of the date of this Agreement, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any requests from any Person for disclosure of the source code for any Company Products pursuant to a license governing Open Source Software.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns were, at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any income or franchise Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) During the two year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is required to file any Tax Return in, that jurisdiction.

(g) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation 1.6011-4 for which disclosure on a Tax Return was required under the applicable Treasury Regulations.

Section 4.17. Employee Benefit Plans. (a) Section 4.17 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (x) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law. Copies of the material Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, prepared in connection with any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no revocation of any such determination letter has been threatened. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such US Plan.

(e) Each US Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations including ERISA and the Code, which are applicable to such US Plan.

(f) Except as required by Applicable Law, or any collective bargaining agreement, works council or other Contract with a labor union or employee organization, the consummation of the transactions contemplated by this Agreement will not (either alone or together with a termination of employment) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization or (ii) coverage or benefits the future cost of which is borne by the employee or former employee.

(h) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such plan was intended so to qualify) and in good standing with applicable regulatory authorities and (ii) each International Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions.

(j) The Company has made available to Parent a complete and correct list as of the date hereof of each outstanding Company Stock Option, Company Restricted Share and Company RSU, including the date of grant, exercise or purchase price and number of shares of Company Stock subject thereto.

Section 4.18. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement with a labor union or organization with respect to employees based in the United States. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) The Company is in compliance with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.19. Insurance Policies. Section 4.19 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage).

Section 4.20. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) no written notice, notification, demand, request for information, citation, summons or order has been received and remains unresolved, no complaint has been filed and is pending and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law;

(ii) the Company and its Subsidiaries are and, since May 1, 2009, have been in compliance with all Environmental Laws and all Environmental Permits; and

(iii) there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries that has resulted in any liability or obligation to conduct any remedial action of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

Section 4.21. Material Contracts. (a) Except for this Agreement and the Contracts filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ending April 30, 2011 or filed as exhibits to the Company SEC Documents that were filed after such Annual Report on Form 10-K and that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets:

(i) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments to the Company of $500,000 or more in the Company’s fiscal year ended April 30, 2011 or (B) provides for aggregate payments to the Company after the date hereof of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $500,000 or more in the Company’s fiscal year ended April 30, 2011 or (B) provides for aggregate payments by the Company after the date hereof of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract pursuant to which the Company or any of its Subsidiaries has or has been granted any license to Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole;

(vi) each Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $500,000 or (B) between or among any of the Company and its Subsidiaries;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $500,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(x) each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xi) each Contract entered into since May 1, 2010 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $500,000; and

(xii) each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule or required to be disclosed pursuant to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate or not renew, in whole or in part, any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or made available by the Company to Parent.

Section 4.22. Customers and Suppliers. Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended October 31, 2011) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended October 31, 2011) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.23. Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with the U.S. Foreign Practices Act of 1977 and other applicable anti-corruption laws.

Section 4.24. Finders’ Fees. Except for Goldman, Sachs & Co., a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view. A signed copy of each such opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

Section 4.26. Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from Section 203 of Delaware Law. No other Delaware “fair price,” “merger moratorium,” “control share acquisition” or other anti-takeover statute or similar Delaware statute or regulation applies to this Agreement and the transactions contemplated hereby (including the Merger).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. (a) Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Parent owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary.

(b) Parent has heretofore made available to the Company complete and correct copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger

Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and other Foreign Antitrust Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (iv) compliance with any applicable rules of Nasdaq and (v) any additional actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, result in a breach of or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset of Parent or any of its Subsidiaries is bound or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Financing. (a) Parent has delivered to the Company complete and correct copies of (i) the fully executed commitment letter and a Redacted Fee Letter, each dated as of December 6, 2011, from Jefferies Finance LLC and Jefferies & Company, Inc. (the “Commitment Parties,” together with each of their Affiliates, successors and assigns, and each of their officers, employees, directors, partners, former, current or future equityholders, controlling parties, members, managers, general or limited partners, advisors, agents and representatives, the “Financing Sources”) (the “Debt Commitment Letters”) confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) fully executed commitment letters (the “Equity Commitment Letters,” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from each of the parties listed on Annex II hereto (the “Funding Parties”) confirming the respective counterparties’ commitments to provide Parent with equity financing in connection with the transactions contemplated hereby (the “Equity Financing,” and together with the Debt Financing, the “Financing”). Assuming that the Financing contemplated by the Financing Commitment Letters is fully funded, Parent and Merger Subsidiary will have at and after the Closing funds sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

(b) The Equity Commitment Letters are each in full force and effect and are valid and binding obligations of Parent and the other parties thereto. Each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. Parent or Merger Subsidiary has fully paid any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, no such amendment or modification is contemplated and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the knowledge of Parent, any other party thereto under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters, and Parent has no reason to believe that any term or condition of closing of the Financing that is required to be satisfied will not be satisfied, or that the Financing will not be made available to Parent on the date of the Closing. There are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters.

(c) The Debt Commitment Letters may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “Alternative Financing Commitments”) replacing the then existing Debt Commitment Letters, provided that any Alternative Financing Commitment shall be on terms that are no less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) than the terms of the Debt Commitment Letters such Alternative Financing Commitment is replacing. In such event, (x) the term “Financing Commitment Letters” as used herein shall be deemed to include the Financing Commitment Letters that are not so superseded at the time in question and the Alternative Financing Commitments to the extent then in effect, and (y) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Financing Commitment Letters as modified pursuant to the foregoing clause (x).

Section 5.07. Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect as of the date hereof and constitutes a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any Guarantor under the Guaranty.

Section 5.08. Solvency. Assuming (a) satisfaction of the conditions set forth in Sections 9.01 and 9.02, and after giving effect to the transactions contemplated hereby, including the Financing and the payment of the aggregate Merger Consideration, Warrant Consideration and other consideration payable pursuant to Section 2.06, (b) the truth and accuracy of the representations and warranties in Article 4 hereof, (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, (d) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and (e) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Law governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For the purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.09. Certain Arrangements. There are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary, the Guarantors or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, assets and goodwill, (ii) keep available the services of its directors, officers and key employees and (iii) maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees, officers, employees and others having material business relationships with it. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, adjust, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares and Company RSUs in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or settlement of Company RSUs that are outstanding on the date of this Agreement and set forth in Section 4.05(d) of the Company Disclosure Schedule, in each case in accordance with their terms on the date of this Agreement, (B) any shares of

Company Stock pursuant to the ESPP and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company, or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $350,000 individually or $1,250,000 in the aggregate, or to delay any planned capital expenditures;

(e) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case with respect to the Company or any of its Subsidiaries;

(f) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $250,000, other than raw materials and supplies in the ordinary course of business consistent with past practice;

(g) sell, lease, license, dispose of or otherwise transfer (or agree to do any of the foregoing with respect to), or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses if the amount of consideration paid or transferred to the Company and its Subsidiaries would exceed $350,000 in any individual case or $1,000,000 in the aggregate, other than (i) pursuant to existing contracts or commitments as forth in Section 6.01 of the Company Disclosure Schedule or (ii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, or fail to maintain and protect or abandon or allow to lapse, expire or be cancelled any registration or application for registration for material Company Owned IP;

(h) (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice, (B) accounts payable in the ordinary course of business consistent with past practice or (C) short-term borrowings in the ordinary course of business consistent with past practice, which in any event shall not exceed in the aggregate $1,000,000), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

(i) except as is in the ordinary course of business consistent with past practice, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof or (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof);

(j) enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

(k) except (x) as required by the terms of any Employee Plan as in effect on the date of this Agreement, (y) in the ordinary course of business or (z) consistent with Section 6.01(k) of the Company Disclosure Schedule: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) other than payments of severance under the Employee Plans in the event of an actual or planned termination of an employee, make any Person a participant in or party to any severance plan or grant any material increase in severance or change of control or termination pay or benefits, (iv) establish, adopt, enter into or materially amend any Employee Plan (other than offer letters that contemplate “at will” employment, where permitted by Applicable Law, or employment agreements consistent with the Company’s practices in the applicable jurisdiction) or collective bargaining agreement, (v) except as permitted by clause (iii) and (vi) of this Section 6.01(k), take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan or (vi) other than in the event of an actual or planned termination of an employee, make any Person a participant in or party to any plan, agreement or arrangement under which such Person is not as of the date of this Agreement a participant or party which would entitle such Person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by this Agreement; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions based on job performance or workplace requirements, Employee Plans and benefits and compensation practices and arrangements (excluding equity grants) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

(l) make any change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the Exchange Act;

(m) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $150,000 in any individual case or $500,000 in the aggregate, other than (A) in the ordinary course of business consistent with past practice and as required by their terms as in effect on the date of this Agreement and (B) other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $150,000 in any individual case or $500,000 in the aggregate or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(n) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the 1934 Act) or any of the Company’s Affiliates other than wholly-owned Subsidiaries of the Company or pursuant to agreements in force on the date of this Agreement as set forth in the Company Disclosure Schedule;

(o) make or change any material Tax election, adopt or change any material method of accounting with respect to Taxes, materially amend any material Tax Return, waive any rights to a material Tax refund or credit, or settle or compromise any material Tax liability; agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or enter into any closing agreement with respect to any material Tax;

(p) enter into any new line of business outside of the existing business segments; or

(q) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting; Record Date. (a) The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the immediately preceding sentence, the Company may adjourn or postpone the Company Stockholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (ii) as otherwise required by Applicable Law or (iii) if as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. Subject to Section 6.03, the Board of Directors of the Company shall (A) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (B) take all reasonably lawful action to obtain the Company Stockholder Approval and (C) otherwise comply with all legal requirements applicable to such meeting. Notwithstanding any Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with Article 10, this Agreement shall be submitted to the holders of Company Stock for the purpose of obtaining the Company Stockholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the

Company Stockholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Stockholder Approval.

(b) The Company shall establish a record date for purposes of determining the holders of Company Stock entitled to notice of and vote at the Company Stockholder Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by Applicable Law. In the event that the date of the Company Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Stockholder Meeting, as so adjourned, postponed or delayed, except as required by Applicable Law.

Section 6.03. Acquisition Proposals. (a) Subject to Sections 6.03(b), 6.03(c) and 6.03(f), (i) neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by providing information in a manner designed to knowingly encourage) the submission of any Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, or furnish any confidential information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party for the purpose of knowingly facilitating or encouraging (or which could reasonably be expected to facilitate or encourage) an Acquisition Proposal, (C) grant any waiver, amendment or release under any standstill or confidentiality agreement or (D) approve, endorse or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or any proposal or offer that is intended to lead to an Acquisition Proposal or requires the Company to abandon this Agreement (an “Alternative Acquisition Agreement”) and (ii) neither the Board of Directors of the Company nor any committee thereof shall (A) fail to make, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify) in a manner adverse to Parent the Company Board Recommendation, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within five (5) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Acquisition Proposal, or (E) fail to include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger in the Proxy Statement (any action described in the foregoing clauses (A) through (E), an “Adverse Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination or (3) the delivery by the Company of the notice required by the last sentence of this Section 6.03 shall constitute an Adverse Recommendation Change).

(b) Notwithstanding Section 6.03(a), if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives has received a bona fide written Acquisition Proposal from any Third Party that the Board of Directors of the Company reasonably believes could lead to a Superior Proposal, then the Company, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions with such Third Party and its Representatives and (ii) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party which was not previously made available to Parent prior to or substantially concurrently with the time it is made available to such Third Party; provided further, that prior to taking any action described in Section 6.03(b)(i) or Section 6.03(b)(ii) above, (A) the Board of Directors of the Company shall determine in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties to the holders of Company Stock under Applicable Law and (B) the Board of Directors of the Company shall determine in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Without modifying the generality of the foregoing, in making such determinations the Board of Directors of the Company shall take into consideration, among other factors: (x) whether such Third Party is reasonably likely to have adequate sources of financing or adequate funds to consummate such Acquisition Proposal and (y) whether such Third Party has given reasonable assurances that it will not propose obtaining financing or stockholder approval of such Third Party’s stockholders as a condition to its obligation to consummate such Acquisition Proposal.

(c) Notwithstanding anything contained in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, in response to a material development or change in material circumstances occurring or arising after the date hereof, the existence and material consequences of which were not known by the Company Board of Directors at or prior to the date hereof (and not relating to any Acquisition Proposal, which shall be governed by Section 6.03(f)) (such material development or change in circumstances, an “Intervening Event”) and after consultation with outside legal counsel that the failure to take such action would be reasonably likely to violate its fiduciary duties to the holders of Company Stock under Applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change in connection with such Intervening Event; provided that, if the Company is making an Adverse Recommendation Change in response to any such Intervening Event, then the Board of Directors shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(d) Nothing contained in this Section 6.02 shall be deemed to prohibit the Company or its Board of Directors from (i) complying with its disclosure obligations under Applicable Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the 1934 Act (or any similar communication to stockholders) or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act; provided, however, the Company shall not effect, or disclose pursuant to such rules or otherwise a position which constitutes an Adverse Recommendation Change unless specifically permitted by this Section 6.03.

(e) The Company shall notify Parent promptly (and, in any event, within 36 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, which notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and (ii) the Company shall keep Parent reasonably informed on a prompt basis of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any amendments thereto and any change in the Company’s intentions as previously notified) and shall provide copies of all correspondence and other written materials sent or provided to the Company or any of its Representatives relating to any such material developments, discussions or negotiations.

(f) Further, the Board of Directors of the Company shall not (i) make an Adverse Recommendation Change in response to an Acquisition Proposal or (ii) terminate this Agreement pursuant to Section 10.01(d)(i)) to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, unless (A) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, (B) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would be reasonably likely to violate its fiduciary obligations under Applicable Law, (C) the Company shall have complied with its obligations under this Section 6.03 with respect to such Superior Proposal, (D) the Company promptly notifies Parent in writing, at least three Business Days before taking such action, of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making such Superior Proposal and, during such three Business Day period, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, and (if applicable) the Financing Commitment Letters and/or the Guaranty, so that such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(f)).

(g) The Company agrees that in the event any of its Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 6.03, then the Company shall be deemed to be in breach of this Section 6.03.

(h) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(ii) “Superior Proposal” means a bona fide, written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries that the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisor and outside legal counsel, and after taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement, including financing, regulatory approvals, shareholder litigation, identity of the Third Party making the Acquisition Proposal (including whether stockholder approval of such Third Party is required), breakup fee and expense reimbursement provisions and other events or circumstances beyond the control of the Company, that such Acquisition Proposal would be, if consummated, more favorable to the holders of Company Stock (in their capacity as such) than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(f)).

Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give to Parent, its counsel, financial advisors, auditors, financing sources and other authorized representatives reasonable access during normal business hours to the offices, properties, books, contracts, commitments and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors, financing sources and other authorized representatives such existing financial and operating data and other existing information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation. The Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request. Any investigation pursuant to this Section shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company.

Section 6.05. Financing Cooperation. (a) The Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, provide all cooperation that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested in writing by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in a reasonable number of meetings, due diligence sessions, lender presentations, “road shows” and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) furnishing Parent and its Debt Financing sources with such pertinent and customary information regarding the Company and its Subsidiaries, including information required under “know your customer” and anti-money laundering rules and regulations, all financial statements and projections and other pertinent information required by the Debt Commitment Letters, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X or Regulation S-K under the 1933 Act and of type and form customarily included in a registration statement on Form S-3 (or any applicable successor form) under the 1933 Act (all such information in this clause (iii) and in the immediately preceding clause (ii), the “Required Information”), (iv) obtaining accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested in writing by Parent, (v) executing and delivering any customary commitment letters, underwriting or placement agreements, registration statements, pledge and security documents, other definitive financing documents or other requested certificates or documents, including, including, a customary solvency certificate by the Chief Financial Officer of the Company (provided that (A) none of the letters, agreements, registration statements, documents and certificates shall be executed and delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) none of the Company or any of its Subsidiaries or its Representatives shall be required to pay any commitment or other fee or incur any liability in connection with the Financing prior to the Effective Time and (D) no personal liability shall be imposed on the officers, directors, employees or agents involved), and (vi) obtaining any intellectual property assignment agreements relating to the Company Products, and making all necessary filings with governmental registration agencies to update ownership title in and to effectuate the release of any security interests granted in the Company Registered IP.

(b) Parent shall promptly, upon written request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.05 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption and approval of this Agreement at the Company Stockholder Meeting.

Section 7.03. Indemnification and Insurance. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers, directors, employees and agents (including fiduciaries with respect to employee benefit plans) of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Delaware Law or any other Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement between any Indemnified Person, on the one hand, and the Company or any of its Subsidiaries, on the other hand, regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c) Prior to the Effective Time, the Company shall obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the cost per annum payable for such “tail” insurance policy shall not exceed 250% of the amount per annum the Company paid in its last full year of coverage (ending December 18, 2011) (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d) If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

Section 7.04. Employee Matters. (a) For a period of 12 months following the Closing, with respect to United States employees of the Company or its Subsidiaries immediately before the Effective Time who remain employed during the requisite period (“Company Employees”), Parent shall, or shall cause the Surviving Corporation to, provide compensation and employee benefits that, taken as a whole, are comparable in the aggregate to those provided under the US Plans as of the date hereof, but excluding from such comparability requirement all equity-based compensation and benefits and change in control arrangements.

(b) Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the twelve-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, CIC retention and termination plans and agreements that are set forth on Section 7.04(b) of the Company Disclosure Schedules, in each case, as in effect on the date hereof, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or with the consent of the applicable Company Employee.

(c) With respect to any 401(k), vacation , paid-time off and severance plans maintained by the Surviving Corporation or any of its Affiliates in which Company Employees are entitled to participate, for all purposes, including determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or its Affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.

(d) The Surviving Corporation shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health benefit plan maintained by the Surviving Corporation or any of its Affiliates in which Company Employees (and their eligible dependents)

will be eligible to participate from and after the Effective Time and in the plan year in which the Effective Time occurs, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Surviving Corporation shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under any health benefit plans in which they will be eligible to participate from and after the Effective Time and in the plan year in which the Effective Time occurs.

(e) Without limiting the generality of Section 11.06, nothing in this Section 7.04 or any other provision of this Agreement (i) shall create any right or remedy (including any third-party beneficiary right) in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to employment or continued employment or any term or condition of employment with Parent, Company, the Surviving Corporation or any of their Affiliates, nor prevent or otherwise restrict the Surviving Corporation from terminating the employment of any Company Employee, (ii) shall be construed to establish, amend, or modify any benefit or compensation plan, program, policy, agreement, contract or arrangement, or (iii) shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, contract or arrangement at any time assumed, established, sponsored or maintained by any of them, subject to a participants consent if required by the terms thereof.

Section 7.05. Financing. (a) Each of Parent and Merger Subsidiary shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitment Letters, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing or the Equity Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 5.08 shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment Letters in a manner that would reasonably be expected to (A) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the date of the Closing or (B) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against other parties to the Financing Commitment Letters (provided that, subject to compliance with the other provisions of this Section 5.06(c), Parent and Merger Subsidiary may amend the Debt Commitment Letters to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b) Each of Parent and Merger Subsidiary shall use its reasonable best efforts (i) to maintain in full force and effect the Financing Commitment Letters, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters (or on terms no less favorable to Parent or Merger Subsidiary than the terms and conditions in the Debt Commitment Letters), (iii) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letters and such definitive agreements with respect thereto and in the Equity Commitment Letter and to consummate the Financing at or prior to the Closing and (iv) to comply with its obligations under the Financing Commitment Letters. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall give the Company prompt notice (A) of any breach or default by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Subsidiary becomes aware, (B) of the receipt of (x) any written notice or (y) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of any provisions of the Financing Commitment Letters or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitment Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (C) if at any time for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitment Letters or definitive agreements related to the Financing. As promptly as practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Subsidiary a written request therefor, Parent and Merger Subsidiary shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, (iii) defending or contesting any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) each other appropriate filing required pursuant to any Foreign Antitrust Law, in each case with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any Foreign Antitrust Law. Each of Parent and the Company shall promptly take all other actions necessary to avoid or eliminate each and every impediment under any Foreign Antitrust Law to the consummation of the transactions contemplated hereby, cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable, and obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated hereby.

(c) Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, any other Governmental Authority regarding the transactions contemplated hereby, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests and (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting with any Governmental Authority in respect of the transactions contemplated hereby without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided, however, that any materials furnished by Parent or the Company to the other party pursuant to this Section 8.01(c) may be redacted (1) to remove references concerning the valuation of the Company or (2) as Parent or the Company, as applicable, determines in good faith is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

Section 8.02. Proxy Statement. As promptly as practicable, the Company shall prepare and file the Proxy Statement in preliminary form with the SEC; provided that the Company shall provide Parent and its counsel a reasonable opportunity to review the Company’s proposed preliminary Proxy Statement in advance of filing and consider in good faith any comments reasonably proposed by Parent and its counsel. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable following after the clearance (which shall include upon expiration of the 10-day period after filing in the event the SEC does not review the Proxy Statement) of the Proxy Statement by the SEC (the “SEC Clearance Date”), and in any event within three Business Days after the SEC Clearance Date. Parent and Merger Subsidiary shall furnish to the Company all information concerning Parent and Merger Subsidiary as may be reasonably required by the Company in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with SEC and mailed to its stockholders, in each case as and to the extent required by Applicable Law. The Company shall (a) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (b) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and (c) consider in good faith any comments reasonably proposed by Parent and its counsel.

Section 8.03. Public Announcements. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case the disclosing party shall use its reasonable best efforts to consult with the other party in accordance with this Section 8.03 prior to such public release), shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any Proceeding commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.06. Section 16 Matters. Prior to the Effective Time, the Company shall take all reasonable steps intended to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Stock from Nasdaq and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.08. Termination of Equity Plans. The Company will, or will cause the Company’s Board of Directors and each relevant committee of the Board of Directors to, take any and all commercially reasonable actions necessary to terminate as of or prior to the Effective Time all Company Stock Plans, the ESPP and the provisions in any other plan, agreement or arrangement relating to the Company Stock Plans or ESPP or providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law shall be in effect that (i) makes illegal or otherwise prohibits consummation of the Merger or (ii) enjoins the Company, Parent or Merger Subsidiary from consummating the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

(d) all actions or filings pursuant to any applicable Foreign Antitrust Laws required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects as of the specified time set forth therein, (B) the representations and warranties of the Company contained in Sections 4.01(a), 4.02, 4.05, 4.24 and 4.26 shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time (other than (x) such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time and (y) solely with respect to Section 4.05, de minimis errors) and (C) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) since the date of this Agreement there shall not have occurred a Material Adverse Effect on the Company; and

(c) the Company shall have filed all Company SEC Documents required to be filed with the SEC prior to the Effective Time that are required to contain financial statements.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Subsidiary of its obligations under this Agreement, and (ii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before April 6, 2012, provided, however, that the End Date shall not occur sooner than three Business Days after the final day of the Marketing Period (the applicable date, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii) any Applicable Law shall be in effect that (A) permanently makes illegal or otherwise prohibits consummation of the Merger or (B) permanently enjoins the Company, Parent or Merger Subsidiary from consummating the Merger, and such injunction shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in such Applicable Law; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) (A) an Adverse Recommendation Change shall have occurred, or (B) at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation within five (5) Business Days after Parent has requested in writing that it do so and continues to fail to reaffirm the Company Recommendation as of the date this Agreement is terminated pursuant to this Section 10.1(c)(i); provided that Parent exercises the right to terminate this Agreement pursuant to this Section 10.01(c)(i) prior to the Company Stockholder Meeting and, with respect to clause (B), within five Business Days of the Board of Director’s failure to so affirm;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s breach of any provision of this Agreement would cause the conditions set forth in Section 9.03(a) not to be satisfied; or

(iii) the Company shall have breached any of its obligations under Section 6.03 (other than any immaterial or inadvertent breaches thereof not intended to result in an Acquisition Proposal); or

(d) by the Company, if:

(i) the Board of Directors of the Company authorizes the Company, subject to complying with Section 6.03, to enter into an Alternative Acquisition Agreement; provided that the Company pays the Company Termination Fee payable pursuant to Section 11.04(b);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause the condition set forth in Section 9.02(a) not to be satisfied; or

(iii) (A) the conditions set forth in Sections 9.01 and 9.02 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 9.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 9.03 and (C) the Merger shall not have been consummated within three Business Days after the delivery of such notice.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (a) the provisions of this Section 10.02 and Sections 6.05(b), 11.01, 11.04, 11.07, 11.08, 11.09 and 11.13, the Confidentiality Agreement and the Guaranty shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful and intentional breach of any provision of this Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Project Barbour Holdings Corporation

c/o Thoma Bravo, LLC

600 Montgomery Street, 32nd Floor

San Francisco, California 94111

Attention: Seth Boro

Facsimile No.: (415) 392-6480

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Drive

Chicago, Illinois 60654

Attention: Gerald T. Nowak, P.C.

    Jared G. Jensen

Facsimile No.: (312) 862-2200

if to the Company, to:

Blue Coat Systems, Inc.

420 North Mary Ave.

Sunnyvale, California 94085

Attention: General Counsel

Facsimile No.: (408) 220-2175

with a copy to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Attention: William M. Kelly, Esq.

    Sarah K. Solum

Facsimile No.: (650) 752-3606

(650) 752-3611

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided in Section 6.05(b) and this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein), (B) after the date of this Agreement and prior to the earlier of (1) the date of such termination and (2) the date of the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company’s stockholders and (C) within 12 months following the date of such termination, an Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with such consummation, the Company Termination Fee; provided that for purposes of this Section 11.04(b)(ii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%” and clause (iv) in the definition of “Acquisition Proposal” shall be deemed to be deleted.

(iii) The “Company Termination Fee” shall equal $39,000,000.

(iv) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee.

(i) In the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by Parent or Merger Subsidiary of any of their respective representations, warranties, covenants or agreements contained herein) or Section 10.01(d)(iii), then Parent shall pay or cause to be paid to the Company in immediately available funds $73,000,000 (the “Parent Termination Fee”) within two Business Days after such termination.

(ii) In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Other Costs and Expenses.

(i) Each party acknowledges that (A) the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement, (B) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 11.04(b) or Section 11.04(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without these agreements, the parties would not have entered into this Agreement.

(e) Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 11.13, (i) the Company’s right to receive payment of an amount equal to the Parent Termination Fee from Parent or the Guarantors pursuant to the Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries and the Company Related Parties against Parent, Merger Subsidiary, the Guarantors, any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Related Parties”) and the Financing Sources for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (ii) upon payment of such amount none of the Parent Related Parties or the Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 11.04(d)(i) and 11.13, (A) Parent’s right to receive payment from the Company of an amount equal to the Company Termination Fee pursuant to Section 11.04(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise)or otherwise and (B) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (1) under no circumstances will the Parent Related Parties or the Financing Sources be liable for monetary damages in excess of the amount of the Parent Termination Fee (and any amounts payable to the Company pursuant to Sections 6.05(b) and 11.04(d)) whether to the Company or any other Company Related Party and, with respect to the Financing Sources, the Financing Sources shall have no liability to the Company or any Company Related Party for any consequential, incidental, indirect or punitive damages, (2) while the Company may pursue both a grant of specific performance in accordance with Section 11.13 and the payment of the Parent Termination Fee under Section 11.04(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and money damages, including all or any portion of the Parent Termination Fee and (3) at any time Parent shall have the right to satisfy in full any claim by the Company for money damages by consummating the Merger in accordance with the terms of this Agreement.

Section 11.05. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except as provided in Article 2 and Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided that the Financing Sources (including any source of alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05) shall be intended third parties beneficiaries of Sections 11.04(e), 11.06, 11.08, 11.09 and 11.13(b)(v) and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources (including any source of alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05) may be made without the prior consent of the Financing Sources (including any source of alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05)).

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates and/or to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing) at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support, or permit any of its Affiliates to bring or support, any claim, action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern

District of New York (and the appellate courts thereof), and that the provisions of Section 11.09 relating to the waiver of jury trial shall apply to any such action.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement; No Other Representations and Warranties. (a) This Agreement, including the Company Disclosure Schedule and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b) Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c) Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

(d) Notwithstanding the foregoing, nothing herein shall relieve any Person of liability for fraud or willful misconduct.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Remedies.

(a) Remedies of Parent and Merger Subsidiary.

(i) Specific Performance. Prior to the valid termination of this Agreement pursuant to Article 10, Parent and Merger Subsidiary shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 11.08 and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(ii) Company Termination Fee. Parent shall be entitled to payment of the Company Termination Fee if and when payable pursuant to Section 11.04(b) hereof.

(iii) Termination. Parent and Merger Subsidiary shall be entitled to terminate this Agreement in accordance with Article 10 hereof.

(iv) Monetary Damages. Other than in the case of fraud, in no event shall Parent, Merger Subsidiary or any Parent Related Party have the right to seek or obtain money damages from the Company or any Company Related Party under this Agreement (whether at law or in equity, in contract, in tort or otherwise) other than the right of Parent and Merger Subsidiary to payment of the Company Termination Fee or expense reimbursement as set forth in Section 11.04(e) above.

(b) Remedies of the Company.

(i) Specific Performance (Pre-Closing Covenants). Prior to the valid termination of this Agreement pursuant to Article 10 and other than as it relates to the right to cause the Equity Financing to be funded and to consummate the Merger (which are governed by the provisions of Section 11.13(b)(ii)), the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent and Merger Subsidiary in the courts described in Section 11.08 and to enforce specifically the terms and provisions hereof.

(ii) Specific Performance (Closing). Prior to a valid termination of this Agreement pursuant to Article 10 hereof, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Merger Subsidiary’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) the conditions set forth in Sections 9.01 and 9.02 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that if the Equity Financing and Debt Financing are funded, then it would take all such actions that are within its control to cause the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the Parent’s right to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Section 11.13.

(iii) Parent Termination Fee. The Company shall be entitled to payment of the Parent Termination Fee if and when payable pursuant to Section 11.04(c) hereof.

(iv) Termination. The Company shall be entitled to terminate this Agreement in accordance with Article 10 hereof.

(v) Monetary Damages. Other than in the case of fraud, in no event shall the Company, any of its Subsidiaries or any Company Related Party have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent, Merger Subsidiary, any Parent Related Party or any Financing Source under this Agreement other than the right of the Company to payment of the Parent Termination Fee as set forth in Section 11.04(c). In addition, notwithstanding anything in this Agreement to the contrary, the Company, each of its Subsidiaries and each Company Related Party hereby waive any claims against the Financing Sources and hereby agree that in no event shall the Financing Sources have any liability or obligation to the Company, any of its Subsidiaries or any Company Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 11.13 shall in any way limit or modify the rights and obligations of Parent or Merger Subsidiary under the Debt Commitment Letters.

(c) Acknowledgement Regarding Available Remedies. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 11.13, the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 11.13, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity to the extent that the right of specific performance is explicitly applicable under the terms of this Section 11.13. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (to the extent that the right of specific performance is explicitly applicable under the terms of this Section 11.13) shall not be required to provide any bond or other security in connection with any such order or injunction.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

BLUE COAT SYSTEMS, INC.

By:	/s/ Greg Clark
Name: Greg Clark
Title:

PROJECT BARBOUR HOLDINGS CORPORATION

By:	/s/ Seth Boro
Name: Seth Boro
Title: Vice President and Assistant Secretary

PROJECT BARBOUR MERGER CORP.

By:	/s/ Seth Boro
Name: Seth Boro
Title: Vice President and Assistant Secretary

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BLUE COAT SYSTEMS, INC.

ARTICLE ONE

The name of the corporation is Blue Coat Systems, Inc.

ARTICLE TWO

The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

The total number of shares of stock which the corporation has authority to issue is one thousand (1,000) shares of Common Stock, par value one cent ($0.01) per share.

ARTICLE FIVE

The corporation is to have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized to make, alter or repeal the by-laws of the corporation.

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation. Election of directors need not be by written ballot unless the by-laws of the corporation so provide.

ARTICLE EIGHT

A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE NINE

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE TEN

To the maximum extent permitted from time to time under the laws of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this ARTICLE TEN shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director, or stockholder becomes aware prior to such amendment or repeal.

*            *             *            *            *